QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2007

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006	1
Consolidated Statements of Income for the three months and nine months ended September 30, 2007 and 2006	2
Consolidated Statements of Deficit for the three months and nine months ended September 30, 2007 and 2006	3
Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2007 and 2006	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	30
Part II — Other Information
Legal Proceedings	55
Exhibits	55

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Attenade, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, Aplezin, Asolza, Ativan®, Biovail®, Biovail Corporation International®, Biovail & Swoosh Design®, BPI®, BVF®, Cardizem®, Ceform, Crystaal Pharmaceuticals, Ditech, Flash Dose®, Flashdose, Glumetza, Instatab, Isordil®, Jovola, Jublia, Mivura, Onelza, Onexten, Oramelt, Palvata, Ralivia, Smartcoat, Solbri, Tesivee, Tiazac®, Tovalt, Upzimia, Upziva, Vaseretic®, Vasocard, Vasotec®, Vemreta, Volzelo, Z-Flakes® and Zileran.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license. Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license. Lescol® is a trademark of Novartis Pharmaceuticals Canada Inc. and is used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Beliefs regarding the responses to and from the FDA concerning BVF-033;

  •
  Impact of a delay in the approval and commercialization timeline for BVF-033;

  •
  Timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®;

  •
  Beliefs and positions related to, results of, costs associated with, and benefits to Biovail of prosecuting, certain litigation and regulatory proceedings;

  •
  Sufficiency of cash resources to support future spending requirements;

  •
  Intent and ability to make future dividend payments;

  •
  Timing and progress of research and development efforts;

  •
  Occurrence, timing and results of any income tax audits;

  •
  Realization of deferred tax assets;

  •
  Ability to manage exposure to foreign currency exchange rate changes;

  •
  Investment recovery, liquidity, valuation, and impairment concerns associated with auction rate securities;

  •
  Anticipated launch date for Glumetza™ 1000mg; and

  •
  Outcome of U.S. Securities and Exchange Commission ("SEC") staff review of amended Annual Report on Form 20-F/A, for the fiscal year ended December 31, 2006.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the ability to manufacture and supply sufficient quantities of product to meet demand, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, the Ontario Securities Commission ("OSC"), and

ii

other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 with the SEC, the OSC, and other securities regulatory authorities in Canada. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

iii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At September 30 2007	At December 31 2006
ASSETS
Current
Cash and cash equivalents	$411,906	$834,540
Marketable securities	4,567	—
Accounts receivable	96,399	129,247
Inventories	90,398	78,781
Prepaid expenses and other current assets	11,742	15,056

	615,012	1,057,624
Marketable securities	29,143	5,677
Long-term investments	26,900	56,442
Property, plant and equipment, net	235,233	211,979
Intangible assets, net	654,822	697,645
Goodwill	100,294	100,294
Other long-term assets, net	50,310	62,781

	$1,711,714	$2,192,442

LIABILITIES
Current
Accounts payable	$43,185	$44,988
Dividends payable	—	80,222
Accrued liabilities	79,873	115,619
Accrued contract costs	45,065	54,800
Income taxes payable	8,606	41,596
Deferred revenue	51,709	61,916
Current portion of long-term obligations	—	11,146

	228,438	410,287
Deferred revenue	59,245	73,621
Income taxes payable	37,750	—
Long-term obligations	—	399,379
Other long-term liabilities	7,031	6,898

	332,464	890,185

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 161,023,729 and 160,444,070 issued and outstanding at September 30, 2007 and December 31, 2006, respectively	1,488,147	1,476,930
Additional paid-in capital	23,723	14,952
Deficit	(186,141)	(232,733)
Accumulated other comprehensive income	53,521	43,108

	1,379,250	1,302,257

	$1,711,714	$2,192,442

Commitments and contingencies (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
REVENUE
Product sales	$178,321	$270,015	$607,089	$725,281
Research and development	6,237	5,691	18,456	14,551
Royalty and other	4,332	6,596	13,377	20,242

	188,890	282,302	638,922	760,074

EXPENSES
Cost of goods sold	50,458	55,809	161,408	161,569
Research and development	30,674	26,350	88,843	67,080
Selling, general and administrative	33,660	50,168	129,583	173,388
Amortization	11,979	14,824	35,942	44,473
Legal settlement	2,062	—	2,062	—
Restructuring costs (recovery)	(820)	—	712	—
Contract costs (recovery)	(123)	46,800	(1,735)	51,300
Asset impairments, net of gain on disposal	—	143,000	—	143,000

	127,890	336,951	416,815	640,810

Operating income (loss)	61,000	(54,649)	222,107	119,264
Interest income	3,789	7,577	19,620	18,889
Interest expense	(245)	(8,951)	(9,375)	(26,460)
Gain on disposal of investment	—	—	15,716	—
Loss on early extinguishment of debt	—	—	(12,463)	—
Foreign exchange gain (loss)	5,255	(135)	5,730	(522)
Equity loss	(432)	(205)	(1,325)	(473)

Income (loss) from continuing operations before provision for income taxes	69,367	(56,363)	240,010	110,698
Provision for income taxes	3,500	3,700	12,500	13,200

Income (loss) from continuing operations	65,867	(60,063)	227,510	97,498
Loss from discontinued operation	—	—	—	(3,848)

Net income (loss)	$65,867	$(60,063)	$227,510	$93,650

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.41	(0.37)	$1.41	0.61
Loss from discontinued operation	—	—	—	(0.02)

Net income (loss)	$0.41	(0.37)	$1.41	0.59

Weighted average number of common shares outstanding (000s)
Basic	161,020	160,232	160,777	159,990

Diluted	161,020	160,232	160,824	160,015

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Deficit, beginning of period	$(191,623)	$(170,365)	$(232,733)	$(284,075)
Net income (loss)	65,867	(60,063)	227,510	93,650
Dividends declared	(60,385)	(20,029)	(180,918)	(60,032)

Deficit, end of period	$(186,141)	$(250,457)	$(186,141)	$(250,457)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$65,867	$(60,063)	$227,510	$93,650
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	21,220	24,119	67,481	70,413
Amortization and write-down of deferred financing costs	117	532	4,691	1,769
Amortization and write-down of discounts on long-term obligations	—	297	962	1,090
Stock-based compensation	1,734	2,878	8,771	12,640
Accrued contract costs	(8,123)	46,800	(9,735)	51,300
Gain on disposal of investment	—	—	(15,716)	—
Premium paid on early extinguishment of debt	—	—	7,854	—
Equity loss	432	205	1,325	473
Asset impairments	—	147,000	—	147,000
Gain on disposal of intangible assets	—	(4,000)	—	(4,000)
Loss from discontinued operation	—	—	—	3,848
Receipt of leasehold inducements	—	113	—	835
Other	1,737	9	2,816	1,250
Changes in operating assets and liabilities:
Accounts receivable	7,603	(72,516)	32,453	(66,853)
Inventories	891	6,378	(6,641)	8,219
Deposits and prepaid expenses	(4,326)	(6,579)	3,314	86
Accounts payable	(11,054)	(4,458)	(968)	(20,935)
Accrued liabilities	(37,157)	12,148	(37,143)	14,706
Income taxes payable	2,677	(3,891)	(871)	297
Deferred revenue	1,797	(7,590)	(24,583)	(28,908)

Net cash provided by continuing operating activities	43,415	81,382	261,520	286,880

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of investment, net of costs	—	—	37,769	—
Additions to marketable securities	(31,938)	—	(32,270)	(3,196)
Additions to property, plant and equipment, net	(10,561)	(6,469)	(23,640)	(38,700)
Proceeds from sales and maturities of marketable securities	1,285	—	1,599	4,854
Proceeds on disposal of intangible assets	—	4,000	—	4,000
Acquisition of long-term investment	—	—	—	(329)

Net cash used in continuing investing activities	(41,214)	(2,469)	(16,542)	(33,371)

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Senior Subordinated Notes	—	—	(406,756)	(1,098)
Dividends paid	(60,385)	(20,029)	(261,140)	(60,032)
Repayments of other long-term obligations	—	—	(11,250)	(18,255)
Issuance of common shares	527	397	11,217	11,981
Repayment of deferred compensation obligation, net	(23)	(73)	(283)	(175)
Financing costs paid	—	(1,275)	—	(1,275)

Net cash used in continuing financing activities	(59,881)	(20,980)	(668,212)	(68,854)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	—	—	(558)

Net cash used in discontinued operation	—	—	—	(558)

Effect of exchange rate changes on cash and cash equivalents	128	241	600	114

Net increase (decrease) in cash and cash equivalents	(57,552)	58,174	(422,634)	184,211
Cash and cash equivalents, beginning of period	469,458	571,326	834,540	445,289

Cash and cash equivalents, end of period	$411,906	$629,500	$411,906	$629,500

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

1.     DESCRIPTION OF BUSINESS

  The Company was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2006. There have been no material changes to the Company's significant accounting policies since December 31, 2006, except as described below under "Adoption of new accounting policy".

  These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 19.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Adoption of new accounting policy

  On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 11.

  Recent accounting pronouncements

  In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial statements.

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 159 beginning January 1, 2008. The Company is currently evaluating whether it will elect the fair value option for eligible items at the date of adoption and the potential effect of such an election on its consolidated financial statements.

3.     INVENTORIES

	At September 30 2007	At December 31 2006
Raw materials	$38,531	$34,766
Work in process	10,766	15,230
Finished goods	41,101	28,785

	$90,398	$78,781

4.     MARKETABLE SECURITIES

  The Company's marketable securities portfolio comprises available-for-sale investment-grade government or corporate fixed income obligations and auction rate securities. Marketable securities are reported at estimated fair value with all unrealized gains and temporary losses recognized in other comprehensive income. The estimated fair values of marketable securities held at September 30, 2007 and December 31, 2006 were as follows:

	At September 30 2007	At December 31 2006
Short-term
Corporate bonds	$4,567	—

Long-term
Auction rate securities	24,275	—
Corporate and government bonds	4,868	5,677

	29,143	5,677

	$33,710	$5,677

  Auction rate securities

  At September 30, 2007, the Company held a portfolio of nine auction rate securities with an aggregate original cost of $26,975,000. Auction rate securities have long-term maturities, but have interest rates that typically reset every 90 days or less, at which time the securities can be purchased or sold, creating a highly liquid investment. The auction rate securities held by the Company had interest reset dates prior to September 30, 2007, but those auctions failed due to a lack of liquidity in the market. In accordance with the terms of these securities, following the failure to complete a successful auction and reset of the interest rates, interest on these securities is now being calculated and paid based on predetermined basis-points over LIBOR until the successful auction process resumes. Although the Company continues to earn interest on these securities, the estimated fair value of these securities no longer approximates cost, as the Company may not be able to liquidate these securities at cost until successful auctions resume. As a result, the Company has recorded these securities at an estimated fair value of $24,275,000, and has recognized an unrealized loss of $2,700,000 in other comprehensive income to reflect the decline in the estimated fair value of these securities. The Company does not consider the decline in estimated fair value to be other than temporary based on its intent and ability to hold these securities until the anticipated recovery in market liquidity occurs, or otherwise until maturity, and based on its consideration of the following factors: these securities are not in default; there is adequate underlying collateral for these securities relative to the Company's priority security ranking; and all these securities carried initial credit ratings of 'Aaa/AAA'. On November 8, 2007, three of these securities, with an original cost of $3,000,000 each, were downgraded to 'A2/AAA' or 'A3/AAA'. As those ratings are still considered investment-grade, the downgrades did not have a material effect on the Company's estimate of fair value at September 30, 2007, or its conclusion that the decline in estimated fair value was temporary.

  The Company will continue to monitor its portfolio of auction rate securities for indicators of impairment, and may be required to record an impairment charge if a decline in estimated fair value is determined to be other than temporary. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified these securities as long-term marketable securities on the balance sheet at September 30, 2007.

5.     LONG-TERM INVESTMENTS

	At September 30 2007	At December 31 2006
Depomed, Inc.	$10,061	$15,999
Financière Verdi	7,947	—
Ethypharm S.A.	—	30,000
Other	8,892	10,443

	$26,900	$56,442

  Depomed, Inc. ("Depomed")

  In the three months and nine months ended September 30, 2007, the Company recorded unrealized losses of $11,538,000 and $5,938,000, respectively, in other comprehensive income to reflect a decline in the estimated fair value of its investment in Depomed. Fair value was estimated based on the quoted market price for Depomed's common shares at September 30, 2007.

  Financière Verdi ("Verdi") / Ethypharm S.A. ("Ethypharm")

  On April 5, 2007, the Company sold a portion of its investment in common shares of Ethypharm to Verdi for a combination of $39,406,000 in cash and $5,637,000 in convertible debt securities of Verdi, resulting in a gain on disposal of $15,716,000 (net of costs). The Company exchanged the remaining portion of its Ethypharm investment for common shares of Verdi, which were measured at $2,310,000 based on an allocation of the previous carrying value of the Company's Ethypharm investment, resulting in no gain or loss on the exchange. The Company's investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

6.     INTANGIBLE ASSETS

	At September 30, 2007		At December 31, 2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$169,942	$573,751	$148,171
Product rights	359,302	118,511	359,302	98,334
Technology	16,956	6,734	16,956	5,859

	950,009	$295,187	950,009	$252,364

Less accumulated amortization	295,187		252,364

	$654,822		$697,645

  Amortization expense

  Amortization expense related to intangible assets in the three months and nine months ended September 30, 2007 and 2006 was recorded as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Royalty and other revenue	$268	$268	$804	$804
Cost of goods sold	2,026	2,026	6,077	6,077
Amortization expense	11,979	14,824	35,942	44,473

	$14,273	$17,118	$42,823	$51,354

7.     ACCRUED RESTRUCTURING COSTS

  In December 2006, the Company implemented a restructuring program to reduce the operating and infrastructure costs of its U.S. operations. The following table summarizes total costs incurred and utilized through September 30, 2007 related to this December 2006 restructuring program.

	Employee Termination Benefits	Contract Termination Costs	Professional Fees and Other	Asset Impairments	Total
Costs incurred	$9,615	$2,766	$888	$4,140	$17,409
Utilized	(9,289)	(2,567)	(859)	(4,140)	(16,855)

	$326	$199	$29	$—	$554

  The following table summarizes activity related to accrued restructuring costs in the nine months ended September 30, 2007.

	Employee Termination Benefits	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2007	$8,367	$3,311	$256	$11,934
Costs paid or otherwise settled	(8,934)	(2,299)	(859)	(12,092)
Costs incurred and charged to expense	1,103	478	632	2,213
Adjustments to opening balance	(210)	(1,291)	—	(1,501)

Balance, September 30, 2007	$326	$199	$29	$554

  The adjustment to employee termination benefits of $210,000 primarily reflected the reversal of costs accrued at December 31, 2006 for employees who were ultimately retained by the Company. The $1,291,000 adjustment to contract termination costs was due mainly to higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained for the vacated portion of the Company's Bridgewater, New Jersey facility.

8.     ACCRUED CONTRACT COSTS

	At September 30 2007	At December 31 2006
Wellbutrin XL®	$45,065	$46,400
Cardizem® LA	—	8,400

	$45,065	$54,800

  Wellbutrin XL®

  As a result of the introduction of generic competition to Wellbutrin XL® in December 2006, the Company is required to make a payment to GlaxoSmithKline plc ("GSK") under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. In the three months and nine months ended September 30, 2007, GSK purchased additional sample supplies worth $123,000 and $1,335,000, respectively.

  Cardizem® LA

  In July 2007, pursuant to a lost profits provision in the Company's agreement with Kos Pharmaceuticals, Inc. ("Kos"), the Company paid $8,000,000 to Kos due to manufacturing issues that impacted production of 120mg and 180mg tablets of Cardizem® LA during 2006. At June 30, 2007, the Company had reduced the estimated liability of $8,400,000 recorded at December 31, 2006 by $400,000 to reflect the agreed upon payment amount.

9.     LONG-TERM OBLIGATIONS

	At September 30 2007	At December 31 2006
7 7/8% Senior Subordinated Notes	$—	$398,902
Unamortized discount	—	(1,183)
Fair value adjustment	—	1,660

	—	399,379
Zovirax® obligation	—	11,146

	—	410,525
Less current portion	—	11,146

	$—	$399,379

  7 7/8% Senior Subordinated Notes ("Notes")

  Effective April 1, 2007, the Company redeemed all of its outstanding Notes for $406,756,000, which included an early redemption premium of $7,854,000. The loss on early extinguishment of debt reported in the consolidated statement of income for the nine months ended September 30, 2007 comprised the premium paid, as well as the write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4,609,000.

  Zovirax® obligation

  The final payment of $11,250,000 in respect to the Zovirax® obligation was made on April 2, 2007. This non-interest bearing obligation related to consideration owed to GSK for amendments made to the original Zovirax® distribution agreement, including reductions in the supply price for Zovirax®.

  Credit facility

  In June 2007, the Company received lender consent, pursuant to its request under the annual extension option, to extend the maturity date of its $250,000,000 credit facility for an additional year to June 2010. At September 30, 2007 and December 31, 2006, the Company had no outstanding borrowings under this facility.

  Interest expense

  Interest expense on long-term obligations (including credit facility standby fees) amounted to $115,000 and $8,250,000 in the three months ended September 30, 2007 and 2006, respectively, and $8,243,000 and $25,301,000 in the nine months ended September 30, 2007 and 2006, respectively.

10.   STOCK-BASED COMPENSATION

  Stock options

  The Company recognizes stock-based compensation expense related to stock options on a straight-line basis over the requisite service period of the individual stock option grants, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  In the three months and nine months ended September 30, 2007 and 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Cost of goods sold	$160	$129	$714	$791
Research and development expenses	275	357	1,319	1,547
Selling, general and administrative expenses	1,299	2,392	6,738	10,302

	$1,734	$2,878	$8,771	$12,640

  Stock option activity

  The following table summarizes stock option activity during the nine months ended September 30, 2007:

	Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2007	7,720	$26.15
Granted	1,463	22.35
Exercised	(580)	19.35
Forfeited	(2,818)	29.59

Outstanding at September 30, 2007	5,785	$24.24	2.7	$329

Vested and exercisable at September 30, 2007	3,728	$25.39	2.0	$220

  The weighted-average grant-date fair values of all stock options granted in the nine months ended September 30, 2007 and 2006 were $5.52 and $9.45, respectively. The total intrinsic values of options exercised in the nine months ended September 30, 2007 and 2006 were $2,474,000 and $4,945,000, respectively. Proceeds received on the exercise of stock options in the nine months ended September 30, 2007 and 2006 were $11,217,000 and $11,786,000, respectively.

  At September 30, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $11,055,000, which will be amortized over the weighted-average remaining requisite service period of approximately 17 months.

  Valuation assumptions

  The Company did not grant any stock options during the three months ended September 30, 2007. For the three months ended September 30, 2006, and the nine months ended September 30, 2007 and 2006, the fair values of all stock options granted were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended September 30	Nine Months Ended September 30
	2006	2007	2006
Expected option life (years)	4.0	4.0	4.0
Expected volatility	52.0%	49.1%	53.0%
Risk-free interest rate	4.5%	4.0%	4.2%
Expected dividend yield	2.3%	6.8%	2.1%

  Deferred share units

  In the three months ended September 30, 2007, the Company recorded a recovery of compensation expense of $1,894,000 related to deferred share unit activity and the effect on the fair value of outstanding units of changes in the underlying trading price of the Company's common shares, while in the nine months ended September 30, 2007, the Company recorded compensation expense of $364,000. In the three months and nine months ended September 30, 2006, the Company recorded recoveries of compensation expense of $585,000 and $652,000, respectively.

  The following table summarizes the Company's deferred share unit activity during the nine months ended September 30, 2007:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2007	146	$18.40
Granted	75	25.33
Reinvested dividend equivalents	13	20.66

Outstanding at September 30, 2007	234	$20.74

11.   INCOME TAXES

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At September 30, 2007 and January 1, 2007, the total amount of unrecognized tax benefits (including interest and penalties) was $37,750,000 and $33,600,000, respectively, of which $32,150,000 and $31,400,000, respectively, would affect the effective tax rate.

  In the three months ended September 30, 2007, the Company recognized a $400,000 increase and a $3,000,000 increase in the amount of unrecognized tax benefits related to tax positions taken in the current and prior years, respectively, which have resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. At September 30, 2007 and January 1, 2007, approximately $7,950,000 and $5,700,000, respectively, were accrued for the payment of interest and penalties. In the three months and nine months ended September 30, 2007, the Company recognized approximately $750,000 and $2,250,000, respectively, in interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2006 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  The Canada Revenue Agency is auditing the Company's 2001 and 2002 Canadian income tax returns, and has commenced an audit in 2007 of the Company's 2003 and 2004 Canadian income tax returns. One U.S. state has commenced an audit of the tax returns filed by a subsidiary of the Company for the 2003 to 2005 taxation years. It is anticipated that the audit of the 2001 and 2002 Canadian income tax returns will be completed in 2007. As a result of the audit of the Company's Canadian income tax returns for the 2001 and 2002 taxation years, the Company has recorded a $2,600,000 decrease in the net deferred tax asset and a corresponding decrease in the valuation allowance against the net deferred tax asset. It is otherwise not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

  The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance at January 1, 2007	$33,600
Additions based on tax positions related to the current year	400
Additions for tax positions of prior years	5,250
Reductions for tax positions of prior years	(1,500)

Balance at September 30, 2007	$37,750

  Deferred tax assets

  The redemption of the Notes resulted in the realization of a Canadian dollar foreign exchange gain for Canadian income tax purposes of approximately $175,000,000 (as converted to U.S. dollars at the September 30, 2007 rate of exchange). One-half of this realized gain will be included in Canadian taxable income for 2007. Taking this gain into consideration, the Company believes it is more likely than not that it will generate sufficient taxable income in Canada in 2007 to realize a portion of its deferred tax assets, which will result in a corresponding reduction in the valuation allowance on those assets.

  Cash dividends per share

  The Company declared cash dividends of $0.375 per share and $0.125 per share in the three months ended September 30, 2007 and 2006, respectively, and $1.125 per share and $0.375 per share in the nine months ended September 30, 2007 and 2006, respectively.

12.   DIVIDENDS AND EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share

  In the three months and nine months ended September 30, 2007 and 2006, earnings (loss) per share were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Net income (loss)	$65,867	$(60,063)	$227,510	$93,650

Basic weighted average number of common shares outstanding (000s)	161,020	160,232	160,777	159,990
Dilutive effect of stock options (000s)	—	—	47	25

Diluted weighted average number of common shares outstanding (000s)	161,020	160,232	160,824	160,015

Basic and diluted earnings (loss) per share	$0.41	$(0.37)	$1.41	$0.59

13.   COMPREHENSIVE INCOME (LOSS)

  In the three months and nine months ended September 30, 2007 and 2006, comprehensive income (loss) comprised the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Net income (loss)	$65,867	$(60,063)	$227,510	$93,650

Comprehensive income (loss)
Foreign currency translation adjustment	6,874	(202)	20,017	5,683
Unrealized losses on available-for-sale securities	(13,216)	(7,504)	(9,604)	(7,373)

Other comprehensive income (loss)	(6,342)	(7,706)	10,413	(1,690)

Comprehensive income (loss)	$59,525	$(67,769)	$237,923	$91,960

14.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have now been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. Although initially removed from New Jersey State Court to Federal Court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully below) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve the Company and pending further determination in the hearing before Judge Owen. This stay currently remains in force. On September 10, 2007, the Company resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, the Company dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Bank of America Securities LLC ("BAS"), from the Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. Biovail delivered its reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

  RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents for Wellbutrin® SR (100mg and 150mg) listed in the Canadian Patent Registry (the "Patent Registry") and, on January 6, 2005, instituted legal proceedings against Sandoz in the Federal Court of Canada. Sandoz submitted a Notice of Allegation alleging that it did not infringe on the patents. By commencing these proceedings the Company delayed the issuance of a Notice of Compliance ("NOC") to Sandoz until the conclusion of these proceedings or 24 months after the date of the Notice of Allegation, whichever occurred earlier. The matter was heard on April 3 and 4, 2006 and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively concluded this proceeding, although the issue of Sandoz's entitlement to legal costs remains outstanding. On July 23, 2007 the Cost Assessment Office allowed $153,000 in costs and disbursements. The Company appealed this assessment and is currently awaiting a decision.

  RhoxalPharma also filed an ANDS in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, the Company listed Canadian Patent No. 2,242,224 (the "224 patent") on the Patent Register against Tiazac®. The Company received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 the Company instituted its second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding non-infringement. The Company appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to legal costs.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry as described above and on March 31, 2003, instituted legal proceedings against Novopharm in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision against Biovail. The decision was appealed, however the appeal process did not prevent the issuance of NOCs to Novopharm for 150mg and 100mg. As such the Company has discontinued the appeal. The issue of Novopharm's entitlement to legal costs remains outstanding.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent No. 2,211,085 and the 224 patent would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that would prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever occurred earlier. The matter was discontinued by the Company on March 8, 2007. The issue of Apotex's legal costs remains outstanding.

  In August of 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under the Patent Medicine (NOC Regulations), which were subsequently dismissed in November of 2005. This action is at an early stage, and although Biovail believes that the evidence does not support the allegations made, the Company cannot assess the merits, if any, of the claim.

  Anchen Pharmaceuticals LLP ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on appeal is currently pending. On December 14, 2006 the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen and Impax Laboratories Inc. ("Impax"), Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva Pharmaceuticals Industries Ltd. ("Teva") on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently the 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006 the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson Pharmaceuticals, Inc. ("Watson") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008. Upon the occurrence of specified events, including an adverse decision of Biovail's appeal of the non-infringement summary judgment previously granted to Anchen and/or when new prescriptions of BVF-033 exceed 35% of new prescriptions for Wellbutrin XL® 150mg, this launch could occur earlier than May 30, 2008.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL ® once it receives final approval from the FDA to engage in such marketing and subject to the first filer's exclusivity period on its 150mg product.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007 the District Court granted Biovail's motion to amend and supplement its Complaint, but denied its request to a temporary restraining order and preliminary injunction. Answers to Biovail's Amended Complaint have been filed. The parties are awaiting the District Court's scheduling of an initial status conference.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Amendments to the Food, Drug and Cosmetic Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

  On June 27, 2005, the Company received a Paragraph IV certification from Andrx Group regarding its Cardizem® LA tablets, 420mg. The certification sets forth allegations of non-infringement and invalidity of the 5,288,505 ('505) and the 5,529,791 ('791) patents that are listed in the Orange Book and owned by the Company. On August 10, 2005, the Company commenced a lawsuit against Andrx Group in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's filing of its ANDA constituted infringement of the '791 patent.

  On September 2, 2005, the Company received a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by amendment to Andrx's ANDA. On October 14, 2005, the Company filed a second complaint (Civil Action No. 05 730) in the United States District Court for the District of Delaware. The complaint averred that Andrx's Amended ANDA constituted infringement of the '791 patent.

  On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

  On September 19, 2006, U.S. Patent 7,108,866 ('866) issued to the Company and was listed in the Orange Book for Cardizem LA®. On September 22, 2006, the Company received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. On October 4, 2006, the Company filed a third complaint (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. The Court issued its Markman claim construction ruling on June 22, 2007. Trial is scheduled for November 13, 2007. This date, however, may change.

  If the patents relating to Cardizem® LA are invalid, unenforceable, or not infringed, the Andrx Group, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product.

  Par Pharmaceutical, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, Biovail Laboratories International, SRL, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and Ortho-McNeil Inc. filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market tramadol hydrochloride Extended Release Tablets, 100mg. On June 28, 2007 the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that Abbreviated New Drug Application, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007 the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Amendments and applicable law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the Federal actions, which the Federal plaintiffs have appealed.

  These appeals have been consolidated by the Court of Appeals. The appeal was heard on September 7, 2007 and a decision is currently pending.

  The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007. No decision has been rendered and no trial date has been set.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties have reached agreement for a settlement subject to completion of the necessary documentation and approval of the court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000. The settlement is subject to final court approval.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain of its officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned the Company for its use in a separate action of certain documents obtained in lawful discovery from a third party and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. See "Biovail Action Against S.A.C. and Others" above. The Company then became involved in further hearings before Judge Owen to determine whether there was compliance with the January 26 Order. The Company has now resolved certain issues related to this hearing with the third party whose documents formed the subject matter of the hearing, however the Court has yet to decide the matter. A finding against the Company could result in additional sanctions. The Company and its counsel have complied with the January 26 Order and have meritorious defences but the Company cannot presently predict the outcome of the hearing.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. That motion was heard on March 23, 2007 and no decision has been rendered. Discovery in this case is ongoing, and the action is now proceeding on its merits through the normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Complaint. The claim was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain of its officers, Michael Sitrick and Sitrick & Company, Inc., in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which generally repeated the allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the Second Amended Complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk. The case is currently in discovery.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. Remand motions are pending and no discovery is currently being taken in these removed cases.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against Biovail would likely not be significant.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena. The Company is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC that reflects the fact that the SEC has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The SEC also subpoenaed individual Company employees who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the OSC was investigating as described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company's production of documents to date.

  On September 28, 2006, December 5, 2006, January 10, 2007, February 6, 2007, June 14, 2007 and October 17, 2007 the Company signed tolling agreements with the SEC. The current tolling period ends February 29, 2008.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws. The notice relates to the staff's investigation of the Company's accounting and disclosure practices for the fiscal year 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. These issues include whether the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements and whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. Four current and former officers also received Wells Notices shortly thereafter. The Company is indemnifying those individuals for legal expenses, and has made a request for coverage under its Director and Officer Liability Insurance. Under the Wells process established by the SEC, the Company has the opportunity to respond to the "Wells Notice" before the staff makes a formal recommendation regarding what action, if any, should be brought against the Company by the SEC. The Company has now made its submission and continues to cooperate with the SEC. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  The Company has been contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY has recently conducted interviews of several Biovail current or former employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it was investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are former or current directors of Biovail) may have had conflicts of interest in relation to trading of the Company's shares. The OSC has also advised the Company that it is investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing and cannot predict the outcome or the timing of when this matter may be resolved.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held. The respondents in the hearing include former Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The proceeding as against Eugene Melnyk has now been settled. The hearing against the former director has concluded and no decision has yet been rendered.

15.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. In the three months ended March 31, 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $581,000 by Global IQ for this study (excluding investigator and other pass-through costs). In April 2007, Dr. Silverstone disposed of his interest in Global IQ.

  In March and April 2007, the Company received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

16.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

17.   SUBSEQUENT EVENT

  On November 7, 2007, the Company's Board of Directors declared a cash dividend of $0.375 per share, payable on November 30, 2007, to shareholders of record at November 20, 2007.

18.   COMPARATIVE FIGURES

  Comparative figures at December 31, 2006 have been reclassified to conform to the current period's presentation of deferred compensation obligations (previously recorded in long-term obligations) and deferred leasehold inducements as other long-term liabilities on the balance sheet.

19.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For each reporting period in 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table displays a reconciliation of the Company's net income as reported under U.S. GAAP and the Company's net income that would have been reported under Canadian GAAP:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Net income (loss) under U.S. GAAP	$65,867	$(60,063)	$227,510	$93,650

Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(10,104)	(12,329)	(32,092)	(36,987)
Gain on disposal of acquired research and development(2)	—	(4,000)	—	(4,000)
Other	—	33	1,829	267

Net income (loss) under Canadian GAAP	$55,763	$(76,359)	$197,247	$52,930

Basic and diluted earnings (loss) per share under Canadian GAAP
Income (loss) from continuing operations	$0.35	$(0.48)	$1.23	$0.35
Net income (loss)	$0.35	$(0.48)	$1.23	$0.33

  The following tables present a reconciliation of the Company's balance sheet as reported under U.S. GAAP and the Company's balance sheet that would have been reported under Canadian GAAP:

	At September 30 2007	At December 31 2006
Total assets under U.S. GAAP	$1,711,714	$2,192,442

Canadian GAAP adjustments
Marketable securities/Long-term investments
Unrealized holding gain on available-for-sale investments(3)	—	(5,844)
Intangible assets, net
Acquired research and development(1)(2)	80,207	112,299
Goodwill
Value of consideration on acquisition of Fuisz Technologies Ltd. ("Fuisz")(4)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(5)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net
Cumulative effect of accounting for uncertain tax positions(6)	(5,600)	—
Other	—	(1,763)

Total assets under Canadian GAAP	$1,788,936	$2,299,749

	At September 30 2007	At December 31 2006
Total liabilities under U.S. GAAP	$332,464	$890,185

Canadian GAAP adjustments
Income taxes payable
Cumulative effect of accounting for uncertain tax positions(7)	(5,600)	—
Long-term obligations	—	66

Total liabilities under Canadian GAAP	326,864	890,251

	At September 30 2007	At December 31 2006
Total shareholders' equity under U.S. GAAP	1,379,250	1,302,257

Canadian GAAP adjustments
Common shares
Value of consideration on acquisition of Fuisz(4)	7,763	7,763
Stock-based compensation(7)	43,547	43,547
Accretion of convertible debt(8)	26,116	26,116
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(7)	58,732	58,732
Deficit
Acquired research and development(1)(2)	80,207	112,299
Settlement of Fuisz pre-acquisition contract(5)	(7,460)	(7,460)
Stock-based compensation(7)	(102,279)	(102,279)
Accretion of convertible debt(8)	(26,116)	(26,116)
Other	4,012	2,183
Accumulated other comprehensive income
Unrealized holding gain on available-for-sale investments(3)	—	(5,844)

Total shareholders' equity under Canadian GAAP	1,462,072	1,409,498

Total liabilities and shareholders' equity under Canadian GAAP	$1,788,936	$2,299,749

  (1)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and which have no alternative future use must be written-off at the time of acquisition.

  Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (2)
  Under U.S. GAAP, the Company recorded a gain of $4,000,000 on the disposal of certain acquired research and development assets to Athpharma Limited in July 2006.

  Under Canadian GAAP, the consideration received was recorded against the capitalized carrying value of the acquired research and development assets, which resulted in no gain or loss on disposal.

  (3)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at estimated fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these investments that are considered to be other than temporary are recognized in net income.

  Under Canadian GAAP, prior to January 1, 2007, long-term investments with readily determinable market values were accounted for using the cost method. Effective January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and designated certain investments as available-for-sale. At January 1, 2007, the Company recorded an unrealized gain of $5,844,000 related to the remeasurement of those investments at fair value, with a corresponding adjustment to a new separate section of shareholders' equity called "accumulated other comprehensive income".

  (4)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement.

  Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of closing of the acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (5)
  Under U.S. GAAP, the amounts related to the cash settlement of a Fuisz pre-acquisition contract in 2000, and the issuance of additional common shares related to the acquisition of Fuisz in 2000, were allocated to goodwill acquired.

  Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (6)
  Under U.S. GAAP, effective January 1, 2007, the Company adopted FIN 48 (as described in note 11). The application of the provisions of FIN 48 at January 1, 2007 resulted in an increase of $2,200,000 to income taxes payable, and an offsetting decrease in the valuation allowance against the net deferred tax asset. In addition, in the three months ended September 30, 2007, the Company recognized a $3,400,000 increase in the amount of unrecognized tax benefits related to tax positions taken in prior years, which resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  Under Canadian GAAP, the Company is not required to apply the provisions of FIN 48.

  (7)
  Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees. The Company used the modified-prospective method of adoption, which required that compensation expense be recorded for all share-based payments granted, modified or settled after January 1, 2006 and for all unvested stock options at January 1, 2006. Stock option forfeitures are estimated at the date of grant.

  Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation on a retroactive basis to January 1, 1996. Stock option forfeitures are recognized as they occur.

  (8)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

  Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's cash flows as reported under U.S. GAAP and the Company's cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the interim period ended September 30, 2007. This MD&A should also be read in conjunction with the annual MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada (the "Form 20-F/A").

        Additional information relating to Biovail, including the Form 20-F/A, is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of November 12, 2007.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Beliefs regarding responses to and from the FDA concerning BVF-033;

  •
  Impact of a delay in the approval and commercialization timeline for BVF-033;

  •
  Timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®;

  •
  Beliefs and positions related to, results of, costs associated with, and benefits to Biovail of prosecuting, certain litigation and regulatory proceedings;

  •
  Sufficiency of cash resources to support future spending requirements;

  •
  Intent and ability to make future dividend payments;

  •
  Timing and progress of research and development efforts;

  •
  Ability to manage exposure to foreign currency exchange rate changes;

  •
  Investment recovery, liquidity, valuation, and impairment concerns associated with auction rate securities;

  •
  Anticipated launch date for Glumetza™ 1000mg; and

  •
  Outcome of SEC staff review of Form 20-F/A.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the ability to manufacture and supply sufficient quantities of product to meet demand, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, the OSC, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of the Form 20-F/A. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency is the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system ("CNS") disorders, pain management, and cardiovascular disease. Our portfolio of products includes the following established brand names:

  •
  Wellbutrin® (bupropion) for the treatment of depression and seasonal affective disorder;

  •
  Ultram® (tramadol) for the treatment of moderate to moderately severe chronic pain;

  •
  Zovirax® (acyclovir) for the treatment of herpes; and

  •
  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market our products in the U.S. principally through supply and distribution agreements with other pharmaceutical companies. Under such agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); and Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (which was acquired by Abbott Laboratories in December 2006). Our Zovirax® products are distributed in the U.S. by Biovail Pharmaceuticals, Inc., and promoted by Sciele Pharma, Inc. ("Sciele") under an exclusive promotional services agreement. Also for distribution in the U.S., we sell bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"), and Tiazac® branded and generic products to Forest Laboratories, Inc.

        In Canada, we market and/or distribute a number of products directly through our internal sales organization — Biovail Pharmaceuticals Canada ("BPC") — including Tiazac® XC, Wellbutrin® XL, and recently launched Ralivia™ (as described more fully below).

CHANGES IN BOARD OF DIRECTORS

        Effective June 30, 2007, Eugene Melnyk, the founder of Biovail, resigned as a director and Chairman of Biovail Corporation. Since June 30, 2007, Mr. Melnyk has provided consulting services to Biovail and has continued to serve as President of Biovail Laboratories International SRL ("BLS"), a subsidiary of Biovail. In addition, Mr. Melnyk has agreed to continue as a director of BLS and its parent company Biovail Holdings International SRL until December 1, 2007. Mr. Melnyk was also a director and officer of certain subsidiaries of Biovail, but has resigned from all such other director and officer roles relating to Biovail effective June 30, 2007.

        Also effective June 30, 2007, Dr. Douglas Squires, Biovail's Chief Executive Officer, was appointed Interim Chairman, and William (Bill) Wells was appointed Chairman of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors and Lead Director.

CHANGE IN EXECUTIVE MANAGEMENT

        Effective June 18, 2007, Gilbert Godin assumed the role of Executive Vice President, Chief Operating Officer ("COO"). In his capacity as COO, Mr. Godin will oversee Biovail's operational functions; product-development capability; manufacturing and contract-development services; and business-development services. Mr. Godin joined Biovail in April 2006 as Senior Vice President, Technical Operations/Drug Delivery.

RECENT DEVELOPMENTS

BVF-033

        On July 19, 2007, we received a non-approval letter from the FDA for our New Drug Application ("NDA") for BVF-033 (bupropion salt). The main issue raised by the FDA in its letter related to the design of the pharmacokinetic studies required to support the NDA. Based on the outcome of our August 14, 2007 meeting with the FDA, we submitted a complete response to the FDA on October 23, 2007 that we believe addresses all the issues raised in its non-approval letter. Our response includes new analyses of the data included in the original NDA for BVF-033, but does not include any new clinical data. We anticipate receiving a response from the FDA in the near term. We do not believe that the delay in the expected approval timeline for BVF-033 will materially impact our financial results for 2007.

Wellbutrin XL®

        In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL®. As a result, Teva launched a generic version of 300mg Wellbutrin XL® product in December 2006, and Watson Pharmaceuticals, Inc. ("Watson") and Anchen Pharmaceuticals, Inc. ("Anchen") each launched its own generic versions in June 2007. The introduction of generic competition resulted in a substantial loss in our sales of 300mg branded product in the third quarter and first nine months of 2007, compared with the corresponding periods of 2006.

        However, as a result of a comprehensive settlement agreement entered into in February 2007 with a number of companies, including Teva, Watson and Anchen, our sales of 150mg branded product were not materially impacted by generic competition in the third quarter or first nine months of 2007. Under the terms of that settlement agreement, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008, or potentially sooner upon the occurrence of specified events, including an adverse decision of our appeal of the non-infringement summary judgment granted to Anchen on August 1, 2006, and/or when new prescriptions for BVF-033 exceed 35% of new prescription volume for Wellbutrin XL® 150mg.

Restructuring

        In December 2006, we implemented a restructuring program to reduce the operating and infrastructure costs of our U.S. operations. Because of this restructuring, we no longer maintain a direct commercial presence in the U.S. As a result, we ceased our promotional efforts for Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg in the U.S., and in December 2006, we entered into a five-year agreement with Sciele, whereby we will pay Sciele an annual fee to provide promotional services for Zovirax® Ointment and Zovirax® Cream. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

        The cost savings associated with the elimination of our sales and marketing activities to support Zovirax®, and the reduction in headcount in our U.S. operations, had a positive impact on our results of operations and cash flows in the third quarter and first nine months of 2007. Those savings, however, were partially offset by the compensation we paid Sciele for its promotional services.

OVERVIEW

Revenue

        Revenue declined 33% from $282.3 million in the third quarter of 2006 to $188.9 million in the third quarter of 2007, and 16% from $760.1 million in the first nine months of 2006 to $638.9 million in the first nine months of 2007. Those declines primarily reflected the impact of generic competition on sales of 300mg Wellbutrin XL® product in the U.S., as well as the impact of the tiered supply price for Wellbutrin® XL sales to GSK. In addition, those declines reflected lower revenue from Generic product sales, due mainly to lower prescription volumes and pricing, and higher estimates for future returns, rebates and chargebacks, on certain of those products.

        The declines in Wellbutrin XL® and Generic product sales in the first nine months of 2007, compared with the corresponding period of 2006, were partially offset by higher revenue from Ultram® ER, Zovirax® and Cardizem® LA product sales.

Results of operations

        Net income was $65.9 million (basic and diluted earnings per share of $0.41) in the third quarter of 2007, compared with a net loss of $60.1 million (basic and diluted loss per share of $0.37) in the third quarter of 2006. Net income increased from $93.7 million (basic and diluted earnings per share of $0.59) in the first nine months of 2006 to $227.5 million (basic and diluted earnings per share of $1.41) in the first nine months of 2007.

        In the third quarter and/or first nine months of 2007, the following factors favourably impacted net income:

  •
  A gain of $15.7 million in the second quarter of 2007 on the disposal of our investment in Ethypharm S.A. ("Ethypharm") to Financière Verdi ("Verdi"); and

  •
  Recoveries of $123,000 and $1.7 million in the third quarter and first nine months of 2007, respectively, related to provisions for payments that we are required to make to GSK, as a result of the introduction of generic competition to Wellbutrin XL®, and to Kos, for lost profits due to our failure to supply minimum required quantities of Cardizem® LA.

        Partially offset by the following, among other factors, that unfavourably impacted net income:

  •
  A charge of $12.5 million in the second quarter of 2007 related to the early redemption of our 7 7/8% Senior Subordinated Notes ("Notes"); and

  •
  A charge of $2.1 million in the third quarter of 2007 related to a legal settlement agreement.

        In the third quarter and first nine months of 2006, the following, among other factors, unfavourably impacted net income or loss:

  •
  Asset impairments of $147.0 million in the third quarter of 2006 related to the write-down of Vasotec® and Vaseretic® trademarks and product rights and Glumetza™ product rights, partially offset by a gain of $4.0 million on the disposal of certain intangible assets to Athpharma Limited ("Athpharma"); and

  •
  Contract losses of $46.8 million and $51.3 million in the third quarter and first nine months of 2006, respectively, related to our estimates of the amounts of the payments we would be required to make to GSK, as a result of the introduction of generic competition to Wellbutrin XL®, and to Kos, for its lost profits.

        The collective impact of the preceding and other factors affecting the comparability of our income or loss from continuing operations and net income or loss for the third quarters and first nine months of 2007 and 2006, as well as the impact of those factors on basic and diluted earnings or loss per share, are identified in the following table:

	Three Months Ended September 30		Nine Months Ended September 30
($ in 000s, except per share data; Expense (Income))	2007	2006	2007	2006
Gain on disposal of investment	$—	$—	$(15,716)	$—
Contract costs (recovery)	(123)	46,800	(1,735)	51,300
Loss on early extinguishment of debt	—	—	12,463	—
Legal settlement	2,062	—	2,062	—
Equity loss	432	205	1,325	473
Restucturing costs (recovery)	(820)	—	712	—
Asset impairments	—	147,000	—	147,000
Gain on disposal of intangible assets	—	(4,000)	—	(4,000)

Impact on income from continuing operations	1,551	190,005	(889)	194,773
Asset impairments of discontinued operation	—	—	—	1,084

Impact on net income (loss)	$1,551	$190,005	$(889)	$195,857

Impact on basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.01	$1.19	$(0.01)	$1.22
Net income (loss)	$0.01	$1.19	$(0.01)	$1.22

Cash dividends

        Cash dividends declared per share were $0.375 and $0.125 in the third quarters of 2007 and 2006, respectively, and $1.125 and $0.375 in the first nine months of 2007 and 2006, respectively. Our current dividend policy contemplates an annual dividend of $1.50 per share to be paid in quarterly increments, subject to our financial condition and operating results and the discretion of our Board of Directors.

        On November 7, 2007, our Board of Directors declared a quarterly cash dividend of $0.375 per share, payable on November 30, 2007 to shareholders of record at November 20, 2007.

Financial condition

        Effective April 1, 2007, we used $406.8 million of our existing cash resources to redeem all of our outstanding Notes, which included an early redemption premium of $7.9 million paid to the noteholders. At September 30, 2007, we had cash balances of $411.9 million and marketable securities of $33.7 million, and we did not have any outstanding borrowings under our $250 million credit facility.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

REVENUE

        The following table displays the dollar amount of each source of revenue in the third quarters and first nine months of 2007 and 2006; the percentage of each source of revenue compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
($ in 000s)
	2007		2006		Change		2007		2006		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Product sales	178,321	94	270,015	96	(91,694)	(34)	607,089	95	725,281	95	(118,192)	(16)
Research and development	6,237	3	5,691	2	546	10	18,456	3	14,551	2	3,905	27
Royalty and other	4,332	2	6,596	2	(2,264)	(34)	13,377	2	20,242	3	(6,865)	(34)

	188,890	100	282,302	100	(93,412)	(33)	638,922	100	760,074	100	(121,152)	(16)

Product sales

        The following table displays product sales by reporting category in the third quarters and first nine months of 2007 and 2006; the percentage of each category compared with total product sales in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
	2007		2006		Change		2007		2006		Change
($ in 000s)
	$	%	$	%	$	%	$	%	$	%	$	%
Wellbutrin XL®	53,516	30	123,294	46	(69,778)	(57)	167,969	28	302,248	42	(134,279)	(44)
Ultram® ER	13,765	8	18,581	7	(4,816)	(26)	63,346	10	34,572	5	28,774	83
Zovirax®	31,017	17	27,765	10	3,252	12	103,517	17	81,337	11	22,180	27
Biovail Pharmaceuticals Canada	14,654	8	13,695	5	959	7	42,551	7	53,002	7	(10,451)	(20)
Cardizem® LA	14,429	8	14,270	5	159	1	61,064	10	44,131	6	16,933	38
Legacy	30,606	17	38,683	14	(8,077)	(21)	101,163	17	110,941	15	(9,778)	(9)
Generic	20,334	11	33,727	12	(13,393)	(40)	67,479	11	100,108	14	(32,629)	(33)
Teveten	—	—	—	—	—	NM	—	—	(1,058)	—	1,058	NM

	178,321	100	270,015	100	(91,694)	(34)	607,089	100	725,281	100	(118,192)	(16)

NM — Not meaningful

Wholesaler inventory levels

        Three drug wholesale customers account for the majority of our Zovirax® and off-patent branded pharmaceutical (Legacy) product sales in the U.S. Our distribution agreements with those wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at September 30, 2007, those wholesalers owned overall one month of supply of our products

(compared with 0.6 months at December 31, 2006), of which only $135,000 of inventory had less than 12 months remaining shelf life.

		At September 30, 2007			At December 31, 2006
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$11,118	1.1	$93	$4,465	0.5	$88
Cardizem®	36-48	5,711	1.1	13	2,404	0.5	43
Ativan®	24	1,907	1.1	9	1,189	0.6	9
Vasotec® and Vaseretic®	24	731	0.7	17	885	0.7	39
Isordil®	36-60	318	1.5	3	255	1.3	1

Total	24-60	$19,785	1.0	$135	$9,198	0.6	$180

Wellbutrin XL®

        Our revenue from sales of Wellbutrin XL® declined 57% and 44% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, due to the reduction in 300mg product sold by GSK following the introduction of generic competition, as well as the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. Due to the impact of generic competition, GSK's net sales of Wellbutrin XL® in the first nine months of 2007 have not met the sales-dollar threshold to increase our supply price past the first tier, while in the second and third quarters of 2006, GSK's net sales exceeded the thresholds to achieve the second and third tier supply prices, respectively. As a result, over one-half of the decline in Wellbutrin XL® product sales in the third quarter of 2007 was attributable to the impact of tier pricing, with the balance of the decline due mainly to lower volumes of 300mg product sold to GSK due to generic competition. The impact of the tier pricing on Wellbutrin XL® product sales is expected to become even more pronounced in the fourth quarter of 2007, as sales to GSK are expected to remain mostly at the first tier supply price, while sales in fourth quarter of 2006 were mainly at the third and highest tier.

        The foregoing adverse effects of tier pricing and lower sales volumes in the third quarter and/or first nine months of 2007 were partially offset by:

  •
  A reduction in GSK's 2006 year-end provision for 300mg product returns in the first quarter of 2007, as a result of slower than anticipated generic erosion;

  •
  The positive effect on our supply price of price increases implemented by GSK in the last three months of 2006 and first nine months of 2007; and

  •
  The inclusion of sales to GSK of Wellbutrin XR® for the European market.

Ultram® ER

        Our revenue from sales of Ultram® ER by OMI declined 26% in the third quarter of 2007, compared with the corresponding period of 2006, partially due to a reduction in inventory levels of Ultram® ER owned by OMI, as well as the backorder of certain lots, which were filled in October 2007. In addition, sales in the third quarter of 2006 were favourably impacted by the shipment of additional product to OMI to replace certain lots that were subject to a voluntary recall by OMI in June 2006. Despite the decline in third quarter sales, Ultram® ER product sales increased 83% overall in the first nine months of 2007, compared with the corresponding period of 2006, due to higher prescription volumes, as well as a contractual increase in our supply price to OMI effective

January 1, 2007, and the positive effect on our supply price of a price increase implemented by OMI in the first quarter of 2007.

Zovirax®

        Total sales of Zovirax® Ointment and Zovirax® Cream increased 12% and 27% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, reflecting price increases we implemented for these products in the first and third quarters of 2007. Those price increases more than offset slight declines in prescription volumes in the third quarter and first nine months of 2007, compared with the corresponding periods of 2006.

BPC products

        Sales of BPC products increased 7% in the third quarter of 2007, compared with the third quarter of 2006, due to increased sales of our promoted Tiazac® XC and Wellbutrin® XL products, which more than offset the declines in sales of Tiazac® and Wellbutrin® SR as a result of generic competition. BPC began promoting Tiazac® XC for the treatment of angina following TPD approval for that indication in July 2007. In the first nine months of 2007, BPC product sales declined 20%, compared with the corresponding period of 2006, as the higher sales of Tiazac® XC and Wellbutrin® XL products were not enough to cover the declines in Tiazac® and Wellbutrin® SR product sales.

        On August 31, 2007, we received TPD approval in Canada for 100mg, 200mg and 300mg strengths of Ralivia™, our once-daily, extended-release formulation of tramadol for the management of pain of moderate severity. BPC began promoting Ralivia™ to Canadian physicians on November 1, 2007. In October 2007, we received TPD approval in Canada for Glumetza™ 1000mg dosage strength, our once-daily, extended-release formulation of metformin for the treatment of type II diabetes. BPC anticipates launching Glumetza™ 1000mg in the first quarter of 2008 to supplement our currently marketed 500mg dosage strength.

Cardizem® LA

        Cardizem® LA product sales included the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. That amortization amounted to $3.8 million in each of the third quarters of 2007 and 2006, and $11.3 million in each of the first nine months of 2007 and 2006.

        Our revenue from sales of Cardizem® LA by Kos increased 1% and 38% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, reflecting the positive effect on our supply price of price increases implemented by Kos in the first nine months of 2007. In addition, certain manufacturing issues related primarily to the production of 120mg and 180mg dosage strengths negatively impacted sales in the third quarter and first nine months of 2006. In the first half of 2007, we recorded higher shipments of those products to Kos (following the resumption of full production in early 2007) in order to address the backorder that existed at the end of 2006. However, prescription volumes for the 120mg and 180mg dosage strengths have not returned to pre-backorder levels, and consequently Kos lowered its purchase requirements for those products, which resulted in lower overall sales of Cardizem® LA in the third quarter of 2007 relative to the first half of 2007.

Legacy products

        Sales of our Legacy products declined 21% and 9% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, due mainly to declines in prescription volumes for Tiazac® (branded and generic) following the introduction of an additional generic competitor in

November 2006. The negative impact of declines in prescription volumes for our other Legacy products in the third quarter and first nine months of 2007, compared with the corresponding periods of 2006, was more than offset by the positive effect of price increases we implemented for those products in the first nine months of 2007.

Generic products

        Sales of our Generic products declined 40% and 33% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, primarily due to lower prescription volumes and pricing for certain of these products because of increased competition and changes in Teva's customer base, as well as shelf-stock adjustments granted by Teva to its customers to reflect decreases in the selling prices on certain of these products. In the third quarter of 2007, we also increased by $8.5 million our estimate for future returns, rebates and chargebacks related to sales of our Generic products by Teva.

Research and development revenue

        Research and development revenue increased 10% and 27% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, reflecting the relative volume and pricing of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the inclusion in the second quarter of 2007 of a payment of $1.9 million due from Kos related to development activities completed on Vasocard™ prior to the termination of this project.

Royalty and other revenue

        Royalty and other revenue declined 34% in each of the third quarter and first nine months of 2007, compared with the corresponding periods of 2006, partially due to lower royalties from third parties on sales of products we developed or acquired, including Tiazac® and Cardizem®, as well as the elimination of Ultram® ER and Zoladex® 3.6mg co-promotion revenue. In addition, we terminated our promotion of Lescol® in Canada in August 2007.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in the third quarters and first nine months of 2007 and 2006; the percentage of each item compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
	2007		2006		Change		2007		2006		Change
($ in 000s)
	$	%	$	%	$	%	$	%	$	%	$	%
Cost of goods sold	50,458	27	55,809	20	(5,351)	(10)	161,408	25	161,569	21	(161)	—
Research and development	30,674	16	26,350	9	4,324	16	88,843	14	67,080	9	21,763	32
Selling, general and administrative	33,660	18	50,168	18	(16,508)	(33)	129,583	20	173,388	23	(43,805)	(25)
Amortization	11,979	6	14,824	5	(2,845)	(19)	35,942	6	44,473	6	(8,531)	(19)
Legal settlement	2,062	1	—	—	2,062	NM	2,062	—	—	—	2,062	NM
Restructuring costs (recovery)	(820)	—	—	—	(820)	NM	712	—	—	—	712	NM
Contract costs (recovery)	(123)	—	46,800	17	(46,923)	(100)	(1,735)	—	51,300	7	(53,035)	(103)
Asset impairments, net of gain on disposal	—	—	143,000	51	(143,000)	(100)	—	—	143,000	19	(143,000)	(100)

	127,890	68	336,951	119	(209,061)	(62)	416,815	65	640,810	84	(223,995)	(35)

NM — Not meaningful

Cost of goods sold and gross margins

        Gross margins based on product sales were 72% and 73% in the third quarter and first nine months of 2007, respectively, compared with 79% and 78% in the third quarter and first nine months of 2006, respectively. The overall gross margins in the third quarter and first nine months of 2007, compared with the corresponding periods of 2006, were unfavourably impacted by the following factors:

  •
  Lower volumes of 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns in the first quarter of 2007;

  •
  Lower supply prices for 150mg and 300mg Wellbutrin XL® product sold to GSK as a result of the sale-dollar threshold not being met to achieve the second or third tier supply prices;

  •
  The inclusion of our one-third share of a royalty on sales of 150mg Wellbutrin XL® product following the settlement of a patent-infringement suit between GSK and Andrx Corporation in February 2007;

  •
  The negative impact of lower pricing and higher estimated returns, rebates and chargebacks on Generic product sales;

  •
  Lower absorption of overhead costs due to decreased Wellbutrin XL® production volumes; and

  •
  Increases in obsolescence reserves related to inventories of certain of our products that are in excess of anticipated demand.

        Partially offset by:

  •
  The positive impact of price increases we implemented for Zovirax® and certain Legacy products in the first nine months of 2007;

  •
  The positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our partners in the first nine months of 2007, together with the contractual increase in our supply price for Ultram® ER;

  •
  Lower levels of rejected lots of Ultram® ER and Cardizem® LA related to the manufacturing issues we experienced in 2006; and

  •
  Manufacturing efficiencies achieved in the production of Ultram® ER in 2007.

Research and development expenses

        Research and development expenses increased 16% and 32% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006, primarily due to the cost of a Phase III safety study underway for BVF-146 (combination of tramadol and a non-steroidal anti-inflammatory drug), as well as increased clinical and/or scale-up activities for BVF-033 (bupropion salt), BVF-012 (venlafaxine enhanced absorption), BVF-045 (combination of BVF-033 and another anti-depressant agent), and other programs targeting safety and efficacy enhancements to existing therapies.

        In August 2007, we licensed the rights to develop, manufacture and market BVF-324 for the treatment of a sexual dysfunction. A meeting with the FDA in October 2007 raised a number of issues that impact the development path for this product in the U.S. We are currently evaluating the FDA's feedback, and this product's path forward in the U.S. We are also evaluating the development requirements for BVF-324 in a number of European countries.

        In October 2007, we entered into a license, supply and development agreement with Ethypharm for BVF-203, for the treatment of a cardiovascular disease. In November 2007, we entered into a development agreement with Pharma Pass II, LLC to develop, manufacture and market BVF-068, for the treatment of a CNS disorder, and BVF-247, for the treatment of cardiovascular disease.

Selling, general and administrative expenses

        Selling, general and administrative expenses declined 33% and 25% in the third quarter and first nine months of 2007, respectively, compared with the corresponding periods of 2006. As a percentage of total revenue, selling, general and administrative expenses were 18% and 20% in the third quarter and first nine months of 2007, respectively, compared with 18% and 23% in the third quarter and first nine months of 2006, respectively. The declines in selling, general and administrative expenses were primarily due to:

  •
  Cost savings associated with the headcount reduction in our U.S. operations as a result of the December 2006 restructuring program;

  •
  The discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by the compensation paid to Sciele for its promotional services;

  •
  Lower net legal costs (after insurance recoveries) related to ongoing litigation and regulatory matters;

  •
  Lower expenses related to Sarbanes-Oxley Act of 2002 compliance, corporate governance, and strategic planning initiatives completed in 2006. The strategic planning initiative culminated with the December 2006 restructuring program;

  •
  Lower stock-based compensation expense due to a reduction in the overall number of stock options granted to employees, together with a lower estimated grant-date fair value for those options, as well as a recovery of compensation expense in the third quarter of 2007 related to deferred share units, due to a decline in the underlying trading price of our common shares; and

  •
  Overall cost containment initiatives and the timing of certain expenditures.

        Legal costs comprised a significant portion of our selling, general and administrative expenses in the third quarters and first nine months of 2007 and 2006. Those costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint (as described in note 14 to the unaudited consolidated financial statements for the interim period ended September 30, 2007); governmental and regulatory inquiries; securities class actions; and defamation claims. We may continue to incur significant legal costs related to these matters for an indefinite period, as we cannot predict the outcome or timing of when each of these matters may be resolved. However, legal costs related to these matters may decline over time, as each of these matters is resolved.

Amortization expense

        The decline in amortization expense of 19% in each of the third quarter and first nine months of 2007, compared with the corresponding periods of 2006, reflected reduced amortization related to Vasotec®, Vaseretic®, and Glumetza™ intangible assets following the write-down of those assets at the end of the third quarter of 2006.

Legal settlement

        In the third quarter of 2007, we recorded a charge of $2.1 million related to a legal settlement agreement.

Restructuring costs or recovery

        In the third quarter of 2007, we recorded a recovery of $820,000 associated with the December 2006 restructuring program, due mainly to the receipt of higher than anticipated proceeds from the sale of leased vehicles at auction. We incurred restructuring costs of $712,000 overall in the first nine months of 2007, related primarily to employee retention bonuses and additional contract termination costs.

Contract costs or recovery

        In the third quarter and first nine months of 2007, we recorded total recoveries of $123,000 and $1.7 million, respectively, related to the following provisions for contract costs:

  •
  At December 31, 2006, we had accrued a provision of $46.4 million for the estimated amount of a payment we are required to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL ® sample supplies purchased by GSK. In the third quarter and first nine months of 2007, GSK purchased additional sample supplies worth $123,000 and $1.3 million, respectively.

  •
  At December 31, 2006, we had accrued a provision of $8.4 million based on our estimate of the payment we were required to make to Kos for its lost profits due to our failure to supply minimum required quantities of Cardizem® LA during 2006. In the second quarter of 2007, we reduced the liability by $400,000 to reflect an agreed upon payment amount of $8.0 million, which was remitted to Kos in the third quarter of 2007.

        In the third quarter and first nine months of 2006, we recorded provisions of $46.8 million and $51.3 million respectively, for the estimated amount that we would be required to pay in the aggregate to GSK and Kos for the matters described above.

Asset impairments, net of gain on disposal

        In the third quarter of 2006, we recorded an impairment charge of $147.0 million related to the write-down of Vasotec® and Vaseretic® trademarks and product rights and Glumetza™ product rights, partially offset by a gain of $4.0 million on the disposal of certain intangible assets to Athpharma.

NON-OPERATING ITEMS

Interest income and expense

        Interest income declined from $7.6 million in the third quarter of 2006 to $3.8 million in the third quarter of 2007, and increased from $18.9 million in the first nine months of 2006 to $19.6 million in the first nine months of 2007. The decline in interest income in the third quarter of 2007, compared with the third quarter of 2006, reflected a reduced amount of surplus cash available for investment following the redemption of our Notes effective April 1, 2007.

        Interest expense declined from $9.0 million in the third quarter of 2006 to $245,000 in the third quarter of 2007, and from $26.5 million in the first nine months of 2006 to $9.4 million in the first nine months of 2007, related primarily to the interest savings following the redemption of our Notes.

Gain on disposal of investment

        In April 2007, we recorded a gain of $15.7 million (net of costs) on the sale to Verdi of a portion of our investment in common shares of Ethypharm. We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible debt securities of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi, which were measured at $2.3 million based on an allocation of the previous carrying value of our Ethypharm investment, resulting in no gain or loss on the exchange. Our investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

Loss on early extinguishment of debt

        In the second quarter of 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which comprised the premium paid to noteholders of $7.9 million, as well as the write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4.6 million.

Foreign exchange gain or loss

        In the third quarter of 2007, the Canadian dollar traded at a 30-year high relative to the U.S. dollar, which contributed to foreign exchange gains of $5.3 million and $5.7 million in the third quarter and first nine months of 2007, respectively, compared with foreign exchange losses of $135,000 and $522,000 in the third quarter and first nine months of 2006, respectively. Where possible, we manage our exposure to foreign currency exchange rate changes through operational means, mainly by matching our cash flow exposures in foreign currencies. As a result, the negative impact of a stronger Canadian dollar on operating expenses incurred in Canadian dollars, but reported in U.S. dollars, was partially offset by the opposing positive effect on revenue generated in Canadian dollars.

Equity loss

        We recorded equity losses of $432,000 and $1.3 million in the third quarter and first nine months of 2007, respectively, and $205,000 and $473,000 in the third quarter and first nine months of 2006, respectively, related to our investment in Western Life Sciences ("WLS"), a venture fund that has invested in early-stage biotechnology companies. Our cumulative share of the net losses of WLS currently exceeds our investment. As we are not committed to make further capital contributions to WLS, we will not recognize any additional equity losses related to this investment.

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $3.5 million and $12.5 million in the third quarter and first nine months of 2007, respectively, compared with $3.7 million and $13.2 million in the third quarter and first nine months of 2006, respectively.

SUMMARY OF QUARTERLY RESULTS

        The following table displays a summary of our quarterly results for each of the eight most recently completed quarters:

	2007			2006				2005
($ in 000s, except per share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$188,890	$203,027	$247,005	$307,648	$282,302	$255,143	$222,629	$288,278
Expenses	127,890	140,567	148,358	188,045	336,951	162,965	140,894	147,836

Operating income (loss)	61,000	62,460	98,647	119,603	(54,649)	92,178	81,735	140,442

Income (loss) from continuing operations	65,867	67,824	93,819	117,976	(60,063)	85,005	72,556	124,736

Net income (loss)	65,867	67,824	93,819	117,976	(60,063)	85,277	68,436	123,939

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.41	$0.42	$0.58	$0.74	$(0.37)	$0.53	$0.45	$0.78
Net income (loss)	$0.41	$0.42	$0.58	$0.74	$(0.37)	$0.53	$0.43	$0.77

Net cash provided by continuing operating activities	$43,415	$98,277	$119,828	$235,637	$81,382	$110,806	$94,692	$223,390

Revenue

        The decrease in revenue in the third quarter of 2007, compared with the first and second quarters of 2007, reflected lower product sales, primarily due to:

  •
  The reduction in inventory levels of Ultram® ER owned by OMI and the backorder of certain lots;

  •
  Lower prescription volumes and pricing for our Generic products together with higher estimated returns, rebates and chargebacks; and

  •
  Lower purchases of Cardizem® LA 120mg and 180mg dosage strengths by Kos.

Results of operations

        The decline in net income in the third quarter of 2007, compared with the first and second quarters of 2007, was primarily due to the lower overall gross profit on product sales, partially offset by:

  •
  Lower net legal costs after insurance recoveries;

  •
  Lower compensation expense related to deferred share units due to a reduction in the trading price of our underlying common shares; and

  •
  Lower interest expense relative to the first quarter of 2007, as a result of the redemption of our Notes effective April 1, 2007.

Cash flows

        The decline in net cash provided by continuing operating activities in the third quarter of 2007, compared with the first and second quarters of 2007, was primarily due to lower income from operations before changes in operating assets and liabilities, and a decrease related primarily to the change in accounts payable and accrued liabilities due mainly to:

  •
  A payment of $16.0 million with respect to Teva's price adjustment on Generic product sales in the second quarter of 2007, related to chargebacks and shelf-stock adjustments processed by Teva in that quarter;

  •
  Payments of $14.4 million related to litigation settlements accrued for at December 31, 2006; and

  •
  Lower payables with respect to raw material purchases.

FINANCIAL CONDITION

        The following table displays a summary of our financial condition at September 30, 2007 and December 31, 2006:

($ in 000s)	At September 30 2007	At December 31 2006
Working capital (total current assets less total current liabilities)	$386,574	$647,337
Long-lived assets (property, plant and equipment, goodwill, intangible and other assets)	1,040,659	1,072,699
Long-term obligations (including current portion)	—	410,525
Shareholders' equity	1,379,250	1,302,257

Working capital

        The $260.8 million decline in working capital from December 31, 2006 to September 30, 2007 was primarily due to:

  •
  A net decrease in cash and cash equivalents of $422.6 million, which reflected mainly:

  •
  The redemption of our Notes for $406.8 million;

  •
  Dividend payments of $261.1 million;

  •
  Additions to marketable securities of $32.3 million; and

  •
  Capital expenditures of $23.6 million.

    Which were in excess of:

  •
  Operating cash flows of $261.5 million; and

  •
  Net cash proceeds of $37.8 million on the disposal of our investment in Ethypharm; and

  •
  A decrease in accounts receivable of $32.8 million, due mainly to the decline in Wellbutrin XL® product sales.

        Partially offset by:

  •
  A decrease in declared but unpaid dividends of $80.2 million;

  •
  A decrease in accrued liabilities of $35.7 million, due mainly to the payment of litigation settlements; the settlement of restructuring costs; and the elimination of interest payable on our Notes;

  •
  A reclassification of $31.4 million in respect of uncertain tax positions from current to non-current income tax payable;

  •
  The final payment of $11.3 million in respect to the Zovirax® obligation; and

  •
  A decrease in the current portion of deferred revenue of $10.2 million, related primarily to the portion of the Ultram® ER supply prepayment from OMI that was utilized.

Long-lived assets

        The $32.0 million decline in long-lived assets from December 31, 2006 to September 30, 2007 was primarily due to:

  •
  The depreciation of plant and equipment of $19.8 million and the amortization of intangible and other assets of $47.7 million.

        Partially offset by:

  •
  Additions to property, plant and equipment of $23.6 million, which included expenditures related to the expansion of our Mississauga, Ontario corporate office and upgrades to our Dorado, Puerto Rico manufacturing facility; and

  •
  The impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada.

Long-term obligations

        Effective April 1, 2007, we redeemed the entire $398.9 million outstanding principal amount of our Notes (and wrote-off the associated unamortized discount and fair value adjustment that were included in the Notes' carrying value), and on April 2, 2007, we made the final payment of $11.3 million to GSK in consideration for reduced Zovirax® supply prices.

Shareholders' equity

        The $77.0 million increase in shareholders' equity from December 31, 2006 to September 30, 2007 was primarily due to:

  •
  Net income recorded of $227.5 million (including $8.8 million of stock-based compensation recorded in additional paid-in capital);

  •
  A foreign currency translation adjustment of $20.0 million to other comprehensive income, due mainly to the impact of the strengthening of the Canadian dollar relative to the U.S. dollar; and

  •
  Proceeds of $11.2 million on the issuance of common shares on the exercise of stock options.

        Partially offset by:

  •
  Dividends declared of $180.9 million; and

  •
  Unrealized losses on available-for-sale securities of $9.6 million, related primarily to a decline in the estimated fair value of our equity investment in Depomed, Inc.

CASH FLOWS

        The following table displays cash flow information for the third quarters and first nine months of 2007 and 2006:

	Three Months Ended September 30		Nine Months Ended September 30
($ in 000s)	2007	2006	2007	2006
Net cash provided by continuing operating activities	$43,415	$81,382	$261,520	$286,880
Net cash used in continuing investing activities	(41,214)	(2,469)	(16,542)	(33,371)
Net cash used in continuing financing activities	(59,881)	(20,980)	(668,212)	(68,854)
Net cash used in discontinued operation	—	—	—	(558)
Effect of exchange rate changes on cash and cash equivalents	128	241	600	114

Net increase (decrease) in cash and cash equivalents	$(57,552)	$58,174	$(422,634)	$184,211

Operating activities

        Net cash provided by continuing operating activities declined $38.0 million from the third quarter of 2006 to the third quarter of 2007, primarily due to:

  •
  A decrease of $74.9 million related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales, partially offset by lower sales force and marketing costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  A decrease of $49.3 million related to the change in accrued liabilities, due mainly to payments related to Teva's second quarter price adjustment and litigation settlements.

        Partially offset by:

  •
  An increase of $80.1 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® product sales.

        Net cash provided by continuing operating activities declined $25.4 million from the first nine months of 2006 to the first nine months of 2007, primarily due to:

  •
  A decrease of $84.3 million related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales; and higher research and development expenses. Those factors were partially offset by lower sales force and marketing costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  A decrease of $51.8 million related to the change in accrued liabilities, due mainly to the payment of litigation settlements; the settlement of restructuring costs; and the elimination of interest payable on our Notes.

        Partially offset by:

  •
  An increase of $99.3 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® product sales; and

  •
  An increase of $20.0 million mainly related to the change in accounts payable, due mainly to the amount and timing of payments for inventory purchases.

Investing activities

        Net cash used in continuing investing activities increased $38.7 million from the third quarter of 2006 to the third quarter of 2007, primarily due to:

  •
  An increase of $31.9 million in additions to marketable securities, including $27.0 million-worth of auction rate securities;

  •
  An increase of $4.1 million in capital expenditures, mainly related to the expansion of our Mississauga corporate office, and upgrades to our Dorado manufacturing facility in the third quarter of 2007; and

  •
  A decrease of $4.0 million in proceeds on the disposal of certain intangible assets to Athpharma in the third quarter of 2006.

        Net cash used in continuing investing activities declined $16.8 million from the first nine months of 2006 to the first nine months of 2007, primarily due to:

  •
  Net cash proceeds of $37.8 million on the disposal of our investment in Ethypharm in the second quarter of 2007; and

  •
  A decrease in capital expenditures of $15.1 million in the first nine months of 2007, related primarily to the substantial completion in the third quarter of 2006 of an expansion of our Steinbach, Manitoba manufacturing facility.

        Partially offset by:

  •
  An increase of $29.1 million in additions to marketable securities; and

  •
  The $4.0 million decrease in proceeds on the disposal of certain intangible assets.

Financing activities

        Net cash used in continuing financing activities increased $38.9 million from the third quarter of 2006 to the third quarter of 2007, primarily due to an increase in dividends paid of $40.4 million.

        Net cash used in continuing financing activities increased $599.4 million from the first nine months of 2006 to the first nine months of 2007, primarily due to:

  •
  Principal and premium payments of $406.8 million to redeem our Notes in the second quarter of 2007; and

  •
  An increase in dividends paid of $201.1 million.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at September 30, 2007 and December 31, 2006:

($ in 000s)	At September 30 2007	At December 31 2006
Financial assets
Cash and cash equivalents	$411,906	$834,540
Marketable securities	33,710	5,677

Total financial assets	445,616	840,217

Debt
Senior Subordiated Notes	—	399,379
Zovirax® obligation	—	11,146

Total debt	—	410,525

Net financial assets	$445,616	$429,692

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of 'A1/P1'.

        Our marketable securities currently include a portfolio of nine auction rate securities with an aggregate original cost of $27.0 million. Auction rate securities have long-term maturities, but have interest rates that typically reset every three months or less, at which time the securities can be purchased or sold, creating a highly liquid investment. Our intent was not to hold these securities to maturity, but rather to use the interest rate reset feature to provide the opportunity to earn higher returns than other cash equivalent investments while preserving liquidity. However, recent auctions related to these securities have failed due to a lack of liquidity in the market. As a result, we continue to hold these securities until such time that market liquidity returns to normal, or otherwise until maturity. In accordance with the terms of these securities, following the failure to complete a successful auction and reset of the interest rates, interest on these securities is now being calculated and paid based on predetermined basis-points over LIBOR until the successful auction process resumes. All of these securities initially carried credit ratings of 'Aaa/AAA', but on November 8, 2007, three of these securities, with an original cost of $3.0 million each, were downgraded to 'A2/AAA' or 'A3/AAA'.

        As we may not be able to liquidate our portfolio of auction rate securities at cost until successful auctions resume, the estimated fair value of these securities no longer approximates cost. As a result, we recognized an unrealized loss of $2.7 million in other comprehensive income in the third quarter of 2007, to reflect a temporary decline in the estimated fair value of these securities. We do not consider the recovery of our investment to be materially at risk at this time, based on our assessment of the underlying collateral for these securities relative to our priority security ranking. We will, however, continue to monitor these securities for indicators of impairment, and may be required to record an impairment charge if a decline in estimated fair value is determined to be other than temporary. We have discontinued additional investments in auction rate securities and intend to liquidate our existing portfolio at the earliest possible auction dates once market liquidity returns.

        We believe that our existing cash resources, together with cash expected to be generated by operations and funds available under our $250 million credit facility, will be sufficient to support our operational, capital expenditure and dividend policy requirements, as well as to meet our working capital needs, for at least the next 12 months, based on our current expectations.

Credit facility

        We currently do not have any outstanding borrowings under our $250 million credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At September 30, 2007, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit ratings

        Our current corporate credit ratings from Standard & Poor's are as follows:

Rating
Overall	BB+
Credit facility	BBB-
Outlook	Stable

        On October 26, 2007, Moody's Investors Service ("Moody's") withdrew its previous corporate family rating and probability of default rating on Biovail citing Moody's business reasons since, following the redemption of our Notes, we have no rated debt outstanding.

CONTRACTUAL OBLIGATIONS

        Other than the redemption of our Notes effective April 1, 2007, there have not been any material changes outside the ordinary course of business to the items specified in the contractual obligations table in the annual MD&A contained in the Form 20-F/A.

        In connection with our aforementioned research and development arrangements for BVF-324, BVF-203, BVF-068 and BVF-247, we may be required to make potential milestone payments of up to approximately $20 million in the aggregate. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under these arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at September 30, 2007, other than operating leases, purchase obligations and contingent milestone payments.

        In the ordinary course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. Other than the aforementioned settlement of the Kos lost profits claim, there have not been any material changes to the obligations under these provisions as specified in the annual MD&A contained in the Form 20-F/A.

OUTSTANDING SHARE DATA

        At November 8, 2007, we had 161,023,729 issued and outstanding common shares, as well as outstanding options to purchase 5,765,848 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. A 10% change in foreign currency exchange rates could have a material impact on our consolidated results of operations, financial position or cash flows. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our non-U.S. dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our non-U.S. dollar-denominated revenue. Currently, we do not utilize forward contracts to hedge against foreign currency risk.

        The redemption of our Notes resulted in a Canadian dollar foreign exchange gain for Canadian income tax purposes of approximately $175 million (as converted to U.S. dollars at the September 30, 2007 rate of exchange). One-half of this foreign exchange gain will be included in our Canadian taxable income for 2007, which may result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the redemption of our Notes did not result in a foreign exchange gain being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on any borrowings under our credit facility, which bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptance. While we currently do not have any outstanding borrowings under this facility, if we borrow under this facility in the future, a 10% change in interest rates could have a material impact on our consolidated results of operations, financial position or cash flows. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other than temporary declines in their estimated fair values. A 10% change in the total fair values of our investments could have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146. In the first quarter of 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $581,000 by Global IQ for this study (excluding investigator and other pass-through costs). In April 2007, Dr. Silverstone disposed of his interest in Global IQ.

        In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

        On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 11 to the unaudited consolidated financial statements for the interim period ended September 30, 2007.

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 157 beginning January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 159 beginning January 1, 2008. We are currently evaluating whether we will elect the fair value option for eligible items at the date of adoption and the potential effect of such an election on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        The staff of the SEC has advised us that they have reviewed the Form 20-F/A. Based on their review of that document, the staff provided comments regarding certain accounting disclosures and methods. On July 16, 2007, we provided our responses to the staff's comments. On August 15, 2007, we provided further clarification to the staff with respect to additional comments that were raised by the staff based on their review of our July 16, 2007 responses. Since August 15, 2007, we have not had any further communication with the staff related to this matter. The eventual outcome of this matter may result in modifications to the Form 20-F/A and/or the incorporation of additional disclosure items into future documents filed with the SEC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Other than the adoption of FIN 48 on January 1, 2007, as described above under "Recent Accounting Pronouncements", there have been no material changes to our critical accounting policies and estimates specified in the annual MD&A contained in the Form 20-F/A.

CONTROLS AND PROCEDURES

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, other than as described below.

Remediation

        During the 2007 first quarter financial close process, an error was discovered in a spreadsheet used to (a) track quantities of Zovirax® products that we may purchase at reduced supply prices from GSK, and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. This error caused us to amend our Form 20-F for the fiscal year ended December 31, 2006, in order to restate our previously issued financial statements. In connection with that restatement, we evaluated the impact of the accounting error on our assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as at December 31, 2006. This re-evaluation was conducted in accordance with the provisions of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2.

        Based on the information and facts available during our evaluation, we concluded that the data-input errors occurring within the tracking of quantities of Zovirax® product, and the calculation of amortization of the related long-term asset, represented a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness.

        To address the material weaknesses identified, management implemented measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures included strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management. These measures were implemented in the second quarter of 2007.

        Management also examined the possibility of incorporating the automation of the spreadsheet-based data into Biovail's Enterprise Resource Planning ("ERP") application, but determined that the extraction of this information from the ERP application to be an inefficient and cost prohibitive process. Management therefore decided to continue the use of the existing spreadsheet in tracking the quantities of Zovirax® product purchased and the calculation of amortization expense on the related long-term asset. This spreadsheet has been tested to ensure no processing errors exist.

        Prior to the end of the third quarter of 2007, management also provided additional training with respect to the development and testing of spreadsheets to the finance and accounting groups throughout the Company.

        Management will be assessing the effectiveness of the foregoing measures in the fourth quarter of 2007 to determine if the material weaknesses identified have been successfully remediated.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 19 to the unaudited consolidated financial statements for the interim period ended September 30, 2007.

Results of operations

	Three Months Ended September 30		Nine Months Ended September 30
($ in 000s, except per share data)	2007	2006	2007	2006
Income (loss) from continuing operations — U.S. GAAP	$65,867	$(60,063)	$227,510	$97,498
Income (loss) from continuing operations — Canadian GAAP	55,763	(76,359)	197,247	56,778
Net income (loss) — U.S. GAAP	65,867	(60,063)	227,510	93,650
Net income (loss) — Canadian GAAP	55,763	(76,359)	197,247	52,930
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations — U.S. GAAP	$0.41	$(0.37)	$1.41	$0.61
Income (loss) from continuing operations — Canadian GAAP	$0.35	$(0.48)	$1.23	$0.35
Net income (loss) — U.S. GAAP	$0.41	$(0.37)	$1.41	$0.59
Net income (loss) — Canadian GAAP	$0.35	$(0.48)	$1.23	$0.33

        In the third quarter and first nine months of 2007, income from continuing operations and net income under Canadian GAAP would each have been $10.1 million and $30.3 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP. In the third quarter of 2006, the loss from continuing operations and net loss under Canadian GAAP would each have been $16.3 million higher than the loss from continuing operations and net loss reported under U.S. GAAP, while in the first nine months of 2006, income from continuing operations and net income under Canadian GAAP would each have been $40.7 million lower than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $10.1 million and $12.3 million in the third quarters of 2007 and 2006, respectively, and $32.1 million and $37.0 million in the first nine months of 2007 and 2006, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. Under U.S. GAAP, those assets were written off at the time of acquisition. In addition, under Canadian GAAP, we recorded no gain or loss on the disposal of certain acquired research and development assets to Athpharma in the third quarter of 2006, as the cash consideration received was recorded against the capitalized carrying value of those assets. Under U.S. GAAP, we recorded a gain of $4.0 million on the disposal of those assets.

Financial condition

($ in 000s)	At September 30 2007	At December 31 2006
Long-lived assets — U.S. GAAP	$1,040,659	$1,072,699
Long-lived assets — Canadian GAAP	1,117,881	1,185,850
Shareholders' equity — U.S. GAAP	1,379,250	1,302,257
Shareholders' equity — Canadian GAAP	1,462,072	1,409,498

Long-lived assets

        At September 30, 2007 and December 31, 2006, long-lived assets under Canadian GAAP would have been higher by $77.2 million and $113.2 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $80.2 million and $112.3 million at September 30, 2007 and December 31, 2006, respectively.

Shareholders' equity

        At September 30, 2007 and December 31, 2006, shareholders' equity under Canadian GAAP would have been higher by $82.8 million and $107.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling difference that affects shareholders' equity under Canadian GAAP relates to the aforementioned unamortized carrying value of capitalized acquired research and development assets.

        At December 31, 2006, an additional reconciling difference that affected shareholders' equity related to the valuation of available-for-sale investments. Prior to January 1, 2007, available-for-sale investments were reported at cost under Canadian GAAP. Effective January 1, 2007, we adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and remeasured those investments at fair value. Under U.S. GAAP, unrealized gains on available-for-sale investments prior to January 1, 2007, were recorded in the accumulated other comprehensive income component of shareholders' equity. At December 31, 2006, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million than the estimated fair value of those investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 14 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1    Certification of the Chief Executive Officer

  Exhibit 99.2    Certification of the Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: November 12, 2007	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

QuickLinks

BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States generally accepted accounting principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (All dollar amounts are expressed in U.S. dollars)
PART II — OTHER INFORMATION
SIGNATURES